UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 28, 2017, Kite Pharma, Inc., a Delaware corporation (the “Company”), issued a press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Gilead Sciences, Inc., a Delaware corporation (“Parent”), and Dodgers Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of the Company at a price of $180.00 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes. If successful, the Offer will be followed by the merger of Purchaser with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company being the surviving corporation (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Kite Pharma, Inc. Internal Talking Points, first used on August 28, 2017

(ii)	Kite Pharma, Inc. Internal Frequently Asked Questions, first used on August 28, 2017

(iii)	External Frequently Asked Questions, first used on August 28, 2017

(iv)	Gilead Sciences, Inc. Human Resources Frequently Asked Questions, first used on August 28, 2017

(v)	Form of E-mail response to Investor Inquiry, first used on August 28, 2017

(vi)	Announcement from Arie Belldegrun, the Chief Executive Officer of Kite Pharma, Inc., to employees, first used on August 28, 2017

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Kite Pharma, Inc. on August 28, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Parent intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The Company’s stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the Offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. the Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.kitepharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements related to the Company and the acquisition of the Company by Parent, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; approval of axi-cel by the U.S. Food and Drug Administration; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the transaction (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the Merger will divert management’s attention from the Company’s ongoing business operations; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at http://ir.kitepharma.com/financials.cfm. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements.

Exhibit Index

Exhibit Number	Description

99.1	Kite Pharma, Inc. Internal Talking Points, first used on August 28, 2017

99.2	Kite Pharma, Inc. Internal Frequently Asked Questions, first used on August 28, 2017

99.3	External Frequently Asked Questions, first used on August 28, 2017

99.4	Gilead Sciences, Inc. Human Resources Frequently Asked Questions, first used on August 28, 2017

99.5	Form of E-mail response to Investor Inquiry, first used on August 28, 2017

99.6	Announcement from Arie Belldegrun, the Chief Executive Officer of Kite Pharma, Inc., to employees, first used on August 28, 2017